Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

04036985

September 6, 2004

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Mr. Dudek:

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. Annual Report 2004 - year ended March 31, 2004
2. Investors' Guide 2004
3. JAL Group Consolidated Results for Q1 of FY2004
4. JAL Group's Q1 Account Settlement for FY2004

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Ko Saruwatari

Ko Saruwatari

Senior Director
Investor Relations
Japan Airline Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
Ko.saruwatari@jal.com

dlw 9/20

JAL

INVESTORS' GUIDE 2004



◆企 業 理 念

JALグループは、総合力ある航空輸送グループとして、お客さま、文化、そしてこころを結び、日本と世界の平和と繁栄に貢献します。

(1) 安全・品質を徹底して追求します
(2) お客さまの視点から発想し、行動します
(3) 企業価値の最大化を図ります
(4) 企業市民の責務を果します
(5) 努力と挑戦を大切にします

◆ Corporate Policy of the Japan Airlines Group

As an all-round air transport enterprise, we, the Japan Airlines Group, will act as a bridge to bring peoples, their cultures and their hearts closer together and thus contribute to world peace and prosperity.

(1) We will ensure the highest standard of safety and quality
(2) We will think and act from the standpoint of the customer
(3) We will strive to maximize corporate value
(4) We will fulfill our responsibility as a corporate citizen
(5) We will appreciate hard work and take a positive attitude

◆商 号 変 更 に つ い て

下記のJALグループ主要3社は以下の通り商号を変更致しました。尚、本資料におきましては、商号変更前の過年度のデータについても新商号に統一して表記致しております。

旧商号	新商号	商号変更日
株式会社日本航空システム	株式会社日本航空	2004年6月26日
日本航空株式会社	株式会社日本航空インターナショナル	2004年4月1日
株式会社日本エアシステム	株式会社日本航空ジャパン	2004年4月1日

◆ About Change of Trade Names

The trade names of the following main companies in JAL Group have been changed as follows;In this material, we have used the new trade names also for the data prior to the change of the trade names.

Former Trade Name	New Trade Name	Date of Change
Japan Airlines System Corporation	Japan Airlines Corporation	Jun/26/2004
Japan Airlines Company Ltd	Japan Airlines International Co.,Ltd	Apr/01/2004
Japan Air System Co.,Ltd	Japan Airlines Domestic Co.,Ltd	Apr/01/2004

目 次　CONTENTS

●日本航空（旧 日本航空システム）〈連結〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈CONSOLIDATED〉

財務諸表 Financial Statements

連結貸借対照表 Consolidated Balance Sheets

（単位：百万円／¥ millions）

		03.3	04.3
流動資産	Current assets	530,322	519,076
固定資産	Fixed assets	1,641,962	1,594,219
有形固定資産	Tangible fixed assets	1,382,615	1,322,281
航空機	Aircraft	915,938	872,256
無形固定資産	Intangible fixed assets	53,127	66,663
投資その他の資産	Investments and other assets	206,219	205,274
資産合計	Total assets	2,172,284	2,113,418
流動負債	Current liabilities	615,346	560,559
短期借入金	Short-term borrowings	23,035	10,782
1年内に償還を要する社債	Corporate bonds maturing within one year	67,495	23,700
1年内に返済を要する長期借入金	Long-term borrowings repayable within one year	127,537	118,545
固定負債	Fixed liabilities	1,279,158	1,369,446
社債	Corporate bonds	218,700	225,000
長期借入金	Long-term borrowings	864,385	936,390
退職給付引当金	Accrued pension and severance costs	143,670	163,128
負債合計	Total liabilities	1,894,505	1,930,005
少数株主持分	Minority interests	23,522	24,139
資本金	Common stock	100,000	100,000
資本剰余金	Additional paid-in capital	147,175	136,678
利益剰余金	Retained earnings	23,481	△65,031
その他の剰余金等	Other retained earnings, etc.	△16,399	△12,373
資本合計	Total stockholders' equity	254,256	159,273
負債、少数株主持分及び資本合計	Total of liabilities, minority interest and stockholders' equity	2,172,284	2,113,418

連結損益計算書 Consolidated Statements of Operations

（単位：百万円／¥ millions）

		03.3	04.3
営業収益	Operating revenues	2,083,480	1,931,742
営業費用	Operating expenses	2,072,891	1,999,387
営業利益	Operating income	10,589	△67,645
営業外収益	Non-operating income	59,249	43,024
営業外費用	Non-operating expenses	53,998	47,317
経常利益又は損失	Ordinary income or loss	15,840	△71,938
特別利益	Extraordinary profit	11,999	6,923
特別損失	Extraordinary loss	23,758	17,134
税金等調整前当期純利益	Income before income taxes and minority interests	4,081	△82,148
法人税、住民税及び事業税	Income taxes : Current	8,100	8,854
法人税等調整額	Deferred	△16,468	△3,092
少数株主利益	Minority interests	804	709
当期純利益	Net income	11,645	△88,619

営業外損益及び特別利益・特別損失 Non-operating revenues & Expenses/Extraordinary profit & losses

営業外損益（連結） Non-operating income & Expenses(Consolidated)

(単位：百万円／¥ millions)

		03.3	04.3
営業外収益	Non-operating income	59,249	43,024
受取利息・受取配当金	Interest and dividends revenues	2,931	2,928
機材関連報奨額	Flight equipment purchase incentives	42,075	29,260
為替差益	Foreign exchange differential profit	—	424
持分法による投資利益	Equity in earnings of affiliates	340	1,221
その他	Others	13,900	9,190
営業外費用	Non-operating expenses	53,998	47,317
支払利息・社債利息	Interest and corporate bond interest paid	34,657	28,503
為替差損	Foreign exchange differential loss	1,975	—
航空機材処分損	Loss on sales and disposal of flight equipment	10,637	13,946
その他	Others	6,727	4,866

特別利益・特別損失（連結） Extraordinary profit&losses(Consolidated)

(単位：百万円／¥ millions)

		03.3	04.3
特別利益	Extraordinary profit	11,999	6,923
固定資産売却益	Gain on sales of fixed assets	4,446	1,330
離島路線航空機購入補助金	Subsidy received in relation to purchases of aircraft to be used for isolated island routes	—	1,618
厚生年金基金代行部分返上益	Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plans	—	755
投資有価証券売却益	Gain on sales of investments in securities	4,623	1,235
その他	Others	2,928	1,985
特別損失	Extraordinary Tosses	23,758	17,134
固定資産売却損	Loss on sales and disposal of fixed assets	9,852	5,153
統合関連費用	Expenses arising from business combination	7,304	—
関連事業損失	Loss on investments in unconsolidated subsidiaries and affiliates	—	6,518
その他	Others	6,600	5,462

●日本航空（旧 日本航空システム）〈連結〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈CONSOLIDATED〉

財務データ Financial Data

連結財務データ Consolidated financial data

		03.3	04.3
減価償却費(百万円)	Depreciation (¥ million)	118,187	119,388
資本的支出(百万円)	Capital expenditures (¥ million)	199,189	154,262
営業活動によるｷｬｯｼｭ・ﾌﾛｰ(百万円)	Net cash provided by operating activities (¥ million)	155,413	76,345
投資活動によるｷｬｯｼｭ・ﾌﾛｰ(百万円)	Net cash provided by investing activities (¥ million)	△ 85,187	△ 85,382
財務活動によるｷｬｯｼｭ・ﾌﾛｰ(百万円)	Net cash provided by financing activities (¥ million)	△ 108,103	7,615
現金及び現金同等物の期末残高(百万円)	Cash and cash equivalents at end of year (¥ million)	146,318	143,327
株主資本当期利益率〈ROE〉	Return on equity	4.6%	—
総資産当期利益率〈ROA〉	Return on assets	0.5%	—
売上高(営業収益)営業利益率	Operating profit margin	0.5%	—
株主資本比率	Paid-in capital ratio	11.7%	7.5%
1株当り当期純利益〈EPS〉(円)	Net profit per share (¥)	5.92	△45.19
1株当り株主資本〈BPS〉(円)	Shareholders' equity per share (¥)	129.66	81.16
未経過リース料期末残高相当額(百万円)(所有権移転外ファイナンスリース)	The present value of future rental expenses under capital leases (¥ million) (accounted for as operating leases)	265,133	315,840
退職給付未認識債務(百万円) ※	Unrecognized net loss & prior service cost (¥ million)	348,453	377,499

※退職給付債務－年金資産－退職給付引当金＋前払年金費用
Projected benefit obligation − Plan assets − Accrued pension and severance costs + Prepaid pension and severance costs

セグメント情報 Segment Information

連結セグメント情報 Consolidated segment information

（単位：百万円／¥ millions）

		03.3	04.3
売上高	Sales	2,083,480	1,931,742
航空運送事業	Air transportation	1,650,471	1,548,823
航空運送関連事業	Airline-related business	246,098	243,766
旅行企画販売事業	Travel services	435,788	381,948
その他事業	Other	261,950	258,122
計	Total	2,594,309	2,432,659
消去又は全社	General corporate assets and intercompany eliminations	(510,828)	(500,917)
営業費用	Operating expenses	2,072,891	1,999,387
航空運送事業	Air transportation	1,647,671	1,621,002
航空運送関連事業	Airline-related business	243,634	241,875
旅行企画販売事業	Travel services	436,058	385,894
その他事業	Other	255,562	251,735
計	Total	2,582,926	2,500,507
消去又は全社	General corporate assets and intercompany eliminations	(510,035)	(501,119)
営業損益	Operating income or loss	10,589	△ 67,645
航空運送事業	Air transportation	2,799	△ 72,179
航空運送関連事業	Airline-related business	2,464	1,891
旅行企画販売事業	Travel services	△ 269	△ 3,946
その他事業	Other	6,387	6,386
計	Total	11,382	△ 67,847
消去又は全社	General corporate assets and intercompany eliminations	(792)	(△ 201)

営業費用 Operating expenses

航空運送事業セグメント Air transportation Segment

（単位：百万円／¥ millions）

		03.3	04.3
燃油費	Fuel	246,200	244,800
運航施設利用費	Airport Facilities	132,400	132,700
整備費	Maintenance	103,300	106,000
貨客サービス費	Passenger Services etc	56,200	48,100
販売手数料	Commisions	132,100	121,600
航空機材減価償却費	Aircraft Depreciation	74,000	76,100
航空機材賃借料	Aircraft Leases	100,600	96,800
人件費	Personnel	327,700	332,000
その他	Others	475,100	462,900
営業費用合計	Total operating expenses	1,647,700	1,621,000

＊千万円以下は四捨五入して表記
Figures have been rounded to the nearest ten millions.

●日本航空（旧 日本航空システム）〈連結〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈CONSOLIDATED〉

輸送実績 Traffic Statistics

連結輸送実績 Consolidated Traffic Statistics

		02.3	03.3	04.3
国際線	**International routes**			
有償旅客数（人）	Revenue passengers (persons)	14,059,562	14,640,627	11,745,032
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	66,302,882	69,959,085	59,159,861
有効座席キロ（千）	Available seat-kilometers (thousands)	95,902,098	101,318,548	91,644,570
有償座席利用率	Passenger-load factor	69.1%	69.0%	64.6%
国際旅客収入（百万円）	International passenger income (unit: million yen)	632,471	668,472	549,764
国際旅客収入/有償旅客キロ	International passenger income / Revenue passenger-kilometers	9.5	9.6	9.3
有償貨物トンキロ（千）	Revenue cargo ton-kilometers (thousands)	3,982,470	4,407,517	4,372,329
郵便トンキロ（千）	Mail ton-kilometers (thousands)	163,706	158,142	154,621
国際貨物収入（百万円）	International cargo income (unit: million yen)	137,603	157,288	153,015
国際貨物収入/有償貨物トンキロ	International cargo income / Revenue cargo ton-kilometers	34.6	35.7	35.0
有償トンキロ（千）	Revenue ton-kilometers (thousands)	10,296,816	11,052,885	10,032,252
有効トンキロ（千）	Available ton-kilometers (thousands)	15,692,284	16,665,460	15,481,469
有償重量利用率	Revenue weight-load factor	65.6%	66.3%	64.8%
国内線	**Domestic routes**			
有償旅客数（人）	Revenue passengers (persons)	46,311,761	46,520,059	46,496,195
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	34,537,930	34,820,104	34,687,452
有効座席キロ（千）	Available seat-kilometers (thousands)	53,325,858	33,311,742	54,206,160
有償座席利用率	Passenger load factor	64.8%	65.3%	64.0%
国内旅客収入（百万円）	Domestic passenger income (unit: million yen)	650,184	629,358	668,888
国内旅客収入/有償旅客キロ	Domestic passenger income / Revenue passenger-kilometers	18.8	18.1	19.3
有償貨物トンキロ（千）	Revenue cargo ton-kilometers (thousands)	384,405	384,444	376,283
郵便トンキロ（千）	Mail ton-kilometers (thousands)	77,347	74,346	78,197
国内貨物収入（百万円）	Domestic cargo income (unit: million yen)	30,564	30,238	30,814
国内貨物収入/有償貨物トンキロ	Domestic cargo income / Revenue cargo ton-kilometers	79.5	78.7	81.9
有償トンキロ（千）	Revenue ton-kilometers (thousands)	3,053,557	3,069,027	3,054,722
有効トンキロ（千）	Available ton-kilometers (thousands)	6,300,534	6,291,612	6,393,324
有償重量利用率	Revenue weight-load factor	48.5%	48.8%	47.8%

●日本航空（旧 日本航空システム）〈連結〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈CONSOLIDATED〉

輸送実績 Traffic Statistics

国際線旅客方面別輸送実績 Traffic Statistics by Passenger Destination on International Routes

		03.3	04.3
太平洋線	**Pacific routes**		
有償旅客数（人）	Revenue Passengers (total)	3,504,372	3,160,626
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	26,932,334	24,309,731
有効座席キロ（千）	Available seat-kilometers (thousands)	36,530,028	33,784,027
欧州線	**European routes**		
有償旅客数（人）	Revenue Passengers (total)	1,602,140	1,361,944
有償旅客キロ（千）	Revenue passengerkilometers (thousands)	14,982,037	12,654,141
有効座席キロ（千）	Available seat-kilometers (thousands)	21,769,439	19,071,976
東南アジア線	**Southeast Asian routes**		
有償旅客数（人）	Revenue Passengers (total)	4,631,094	3,301,194
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	15,324,535	11,424,419
有効座席キロ（千）	Available seat-kilometers (thousands)	24,939,750	21,033,598
オセアニア線	**Oceania routes**		
有償旅客数（人）	Revenue Passengers (total)	872,769	811,915
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	6,013,441	5,629,021
有効座席キロ（千）	Available seat-kilometers (thousands)	7,522,217	7,777,144
グアム・サイパン線	**Guam/Saipan routes**		
有償旅客数（人）	Revenue Passengers (total)	926,051	851,717
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	2,290,931	2,071,678
有効座席キロ（千）	Available seat-kilometers (thousands)	3,749,038	3,471,935

		03.3	04.3
韓国線	**South Korean routes**		
有償旅客数（人）	Revenue Passengers (total)	1,645,150	1,257,092
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	1,642,503	1,224,740
有効座席キロ（千）	Available seat-kilometers (thousands)	2,397,521	2,031,024
中国線	**Chinese routes**		
有償旅客数（人）	Revenue Passengers (total)	1,458,955	1,000,544
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	2,772,318	1,846,133
有効座席キロ（千）	Available seat-kilometers (thousands)	4,394,748	4,474,868
その他	**Others**		
有償旅客数（人）	Revenue Passengers (total)	96	0
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	986	0
有効座席キロ（千）	Available seat-kilometers (thousands)	15,808	0
合計	**Total**		
有償旅客数（人）	Revenue passengers (total)	14,640,627	11,745,032
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	69,959,085	59,159,861
有効座席キロ（千）	Available seat-kilometers (thousands)	101,318,548	91,644,570

航空機 Fleet

航空機（連結ベース）
Fleet (Consolidated base)

（単位：機／aircraft）

		03.3 所有機 Owned aircraft	03.3 リース機 Leased aircraft	04.3 所有機 Owned aircraft	04.3 リース機 Leased aircraft
ボーイング747-400型	Boeing 747-400	35	7	38	4
ボーイング747LR型	Boeing 747LR	21	5	18	4
ボーイング747SR型	Boeing 747SR	3	—	3	—
ボーイング747F型	Boeing 747F	7	3	7	3
ボーイング777型	Boeing 777	10	10	10	16
ダグラスMD-11型	Douglas MD-11	4	2	3	—
ダグラスDC-10型	Douglas DC-10	15	—	10	—
エアバスA300-600R型	AIRBUS A300-600R	12	10	12	10
エアバスA300型	AIRBUS A300	11	3	8	2
ボーイング767型	Boeing 767	17	11	17	16
ダグラスMD-90型	Douglas MD-90	13	3	13	3
ダグラスMD-81型	Douglas MD-81	8	10	9	9
ダグラスMD-87型	Douglas MD-87	6	2	6	2
ボーイング737型	Boeing 737	9	14	10	13
CRJ200型	CRJ200	—	5	—	6
YS-11型	YS-11	11	—	9	—
DASH8-400型	DASH 8-400	—	2	1	2
SAAB340B型	SAAB 340B	7	7	7	7
ジェットストリーム・スーパー31型	Jetstream Super 31	2	1	—	—
合計	Total	191	95	181	97

注：訓練用航空機は含まない
Note: Training aircraft are not included.

従業員数 Employee numbers

連結従業員数
Consolidated employee numbers

（単位：名／persons）

		03.3	04.3
航空運送事業	Air transport	25,312	24,510
航空運送関連事業	Air transportation-related	17,996	18,302
旅行企画販売事業	Travel services	5,664	5,398
その他事業	Other	5,913	5,843
合計	Total	54,885	54,053

注：従業員数は就業人員である
Note: The number of employees is the number of persons actually at work.

日本航空（旧 日本航空システム）〈単体〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈NON-CONSOLIDATED〉

財務諸表 Financial Statements

単体貸借対照表 Non-Consolidated Statements of Income

（単位：百万円／¥ millions）

		03.3	04.3
流動資産	Current assets	32,429	46,445
1年内回収関係会社長期貸付金	Current portion of long-term loans receivable from subsidiaries	31,886	36,751
固定資産	Fixed assets	586,653	885,001
関係会社株式	Investments in subsidiaries	289,851	300,822
関係会社長期貸付金	Long-term loans receivable from subsidiaries	295,672	584,090
繰延資産	Deferred charges	522	514
資産合計	Total assets	619,604	931,961
流動負債	Current liabilities	34,581	62,222
関係会社短期借入金	Short-term borrowings from a subsidiary	1,257	17,018
1年内に返済を要する長期借入金	Current portion of long-term loans	31,886	36,751
固定負債	Non-current liabilities	295,672	584,090
社債	Bonds	—	30,000
長期借入金	Long-term loans	295,672	554,090
負債合計	Total liabilities	330,253	646,313
資本金	Common stock	100,000	100,000
資本剰余金	Capital surplus	189,801	181,908
利益剰余金	Retained earnings	11	8,713
自己株式	Common stock in treasury	△462	△4,973
資本合計	Total stockholders' equity	289,351	285,648
負債資本合計	Total liabilities and stockholders' equity	619,604	931,961

単体損益計算書 Non-Consolidated Statements of Income

（単位：百万円／¥ millions）

		03.3	04.3
営業収益	Operating revenues	3,176	21,329
営業費用	Operating expenses	2,987	10,954
営業利益又は損失	Operating income or loss	188	10,374
営業外収益	Non-operating income	0	9
営業外費用	Non-operating expenses	149	215
経常利益又は損失	Ordinary income or loss	40	10,167
特別利益	Extraordinary profit	—	—
特別損失	Extraordinary loss	—	1,009
税引前当期純利益又は純損失	Income before income taxes	40	9,158
法人税、住民税及び事業税	Income taxes:Current	48	495
法人税等調整額	Deferred	△19	△38
当期純利益又は純損失	Net income or loss	11	8,701

●日本航空（旧 日本航空システム）〈単体〉 JAPAN AIRLINES CORPORATION (FORMERLY JAPAN AIRLINES SYSTEM CORPORATION) 〈NON-CONSOLIDATED〉

配当金 Dividend

1株当り配当額 Dividend per share

（単位：円／¥）

	96.3	97.3	98.3	99.3	00.3	01.3	02.3		03.3	04.3
日本航空インターナショナル Japan Airlines International Co., Ltd.	—	—	—	3	3	4	—	日本航空 Japan Airlines Corporation	4	—
日本航空ジャパン Japan Airlines Domestic Co., Ltd.	—	—	—	—	—	—	—			

◆日本航空インターナショナル(旧日本航空)〈連結〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

財務諸表 Financial Statements

連結貸借対照表 Consolidated Balance Sheets

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
流動資産	Current Assets	545,565	491,356	554,995	583,645	582,334	487,767	543,615
固定資産	Fixed Assets	1,533,278	1,524,784	1,471,371	1,357,146	1,310,400	1,314,048	1,292,756
有形固定資産	Tangible fixed assets	1,190,812	1,170,876	1,173,581	1,117,032	1,102,094	1,068,626	1,030,435
航空機	Aircraft	610,768	589,658	617,406	675,184	709,578	677,206	650,887
無形固定資産	Intangible Fixed Assets	5,362	6,971	9,408	8,115	26,127	27,954	35,188
投資その他の資産合計	Investments and Other Assets	337,103	346,936	288,381	231,999	182,178	217,467	227,132
繰延資産	Deferred Assets	321	303	658	483	178	39	—
資産合計	Total Assets	2,111,053	2,050,623	2,042,761	1,955,622	1,911,177	1,801,855	1,836,371
流動負債	Current liabilities	645,693	674,261	681,843	557,194	564,939	529,931	557,610
短期借入金	Short-term borrowings	71,076	75,261	76,284	79,593	46,479	30,443	56,627
1年内に償還を要する社債	Corporate bonds maturing within one year	76,693	66,296	34,328	30,000	66,037	60,000	60,000
1年内に返済を要する長期借入金	Long-term borrowings repayable within one year	92,340	114,107	138,094	106,508	115,231	81,925	90,405
固定負債	Fixed liabilities	1,191,981	1,124,402	1,161,629	1,164,700	1,084,747	981,524	1,024,159
社債	Corporate bonds	350,313	324,580	438,304	468,981	422,859	357,859	297,859
長期借入金	Long-term borrowings	706,496	661,366	592,809	571,765	530,377	480,378	579,504
退職給付引当金	Accrued pension and severance costs	99,987	102,018	97,393	97,837	101,922	102,677	102,405
負債合計	Total liabilities	1,837,675	1,798,664	1,843,473	1,721,895	1,649,686	1,511,455	1,581,770
少数株主持分	Minority interests	5,062	5,365	14,326	16,768	23,588	22,745	25,943
資本金	Common stock	188,323	188,323	188,323	188,323	188,323	188,550	188,550
資本準備金	Additional paid-in capital	161,776	161,776	161,776	31,808	31,808	32,516	32,516
利益準備金	Retained earnings	7,330	7,330	7,330	—	—	—	—
その他の剰余金等	Other retained earnings, etc.	△89,114	△110,836	△172,467	△3,173	17,772	46,587	7,590
資本合計	Total stockholders' equity	268,315	246,593	184,961	216,957	237,903	267,654	228,657
負債、少数株主持分及び資本合計	Total of liabilities, minority interest and stockholders' equity	2,111,053	2,050,623	2,042,761	1,955,622	1,911,177	1,801,855	1,836,371

連結損益計算書 Consolidated Statements of Operations

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
営業収益	Operating revenues	1,449,041	1,567,133	1,581,559	1,566,094	1,598,516	1,703,773	1,608,689
営業費用	Operating expenses	1,431,726	1,557,301	1,541,375	1,533,236	1,553,628	1,625,133	1,620,614
営業利益又は損失	Operating income or loss	17,315	9,832	40,182	32,856	44,887	78,639	△11,925
営業外収益	Non-operating income	40,769	26,890	19,658	57,932	30,213	23,910	21,550
受取利息・受取配当金	Interest and dividends revenues	5,725	6,414	4,023	4,584	4,732	4,184	3,672
機材関連報奨額	Flight equipment purchase incentives	—	5,725	6,642	19,101	3,306	—	—
機材部品保証益	Aircraft parts guarantees	—	—	—	—	3,453	3,710	4,887
有価証券売却益	Gain on sale of marketable securities	—	3,720	203	22	3,379	—	—
航空機材売却益	Gain on sale of aircraft	18,980	221	1,463	15,908	7,701	—	—
為替差益	Foreign exchange differential profit	4,463	3,217	—	—	—	6,629	3,354
持分法による投資利益	Equity in earnings of affiliates	—	—	—	6,539	1,980	258	—
その他	Others	11,599	7,591	7,324	11,777	5,658	9,127	9,635
営業外費用	Non-operating expenses	64,405	60,759	55,222	53,533	52,660	49,239	46,739
支払利息・社債利息	Interest and corporate bond interest paid	50,759	45,841	43,020	39,160	35,377	32,335	30,198
社債発行費償却	Amortization of bond issue cost	908	290	491	478	422	138	39
機材部品保証費	Loss on aircraft parts warranty	—	—	—	—	3,117	3,388	4,682
航空機材処分損	Loss on disposition of aircraft	—	—	—	—	—	8,173	7,147
為替差損	Foreign exchange differential loss	—	—	478	3,298	5,600	—	—
持分法による投資損失	Equity in losses of affiliates	—	—	—	—	—	—	258
その他	Others	12,737	14,626	11,230	10,595	8,141	5,202	4,413
経常利益又は損失	Ordinary income or loss	△6,320	△24,036	4,619	37,256	22,440	53,311	△37,115
特別利益	Extraordinary profit	2,521	26,325	12,800	13,354	23,507	5,143	20,298
特別損失	Extraordinary loss	5,194	10,838	81,007	14,321	19,025	26,793	16,575
税金等調整前当期純利益又は純損失	Income before income taxes and minority interests	△8,994	△8,549	△63,587	36,290	26,922	31,660	△33,392
法人税、住民税及び事業税	Income taxes : Current	3,675	3,816	4,152	4,836	8,130	10,873	6,341
法人税等調整額	Deferred	1,167	1,840	33	3,731	△3,109	△21,718	△2,860
少数株主利益又は損失	Minority interests	2,252	△1,031	3,192	948	2,161	1,484	△148
連結調整勘定当期償却額(加算)	Consolidated adjustment account amortization amount (inclusive)	453	△739	△559	—	—	—	—
持分法による投資損益（加算）	Equity method investment profit/loss (inclusive)	2,032	1,499	2,221	—	—	—	—
当期純利益又は純損失	Net income or loss	△9,098	△14,478	△62,918	26,773	19,740	41,021	△36,725

◆日本航空インターナショナル(旧日本航空)〈連結〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

財務データ Financial Data

連結財務データ Consolidated financial data

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
減価償却費（百万円）	Depreciation (¥ million)	86,656	92,464	82,726	86,075	90,410	91,834	89,748
資本的支出（百万円）	Capital expenditures (¥ million)	95,821	92,849	142,861	94,668	81,151	78,669	104,084
営業活動によるキャッシュ・フロー（百万円）	Net cash provided by operating activities (¥ million)	N/A	N/A	N/A	N/A	87,326	129,098	24,589
投資活動によるキャッシュ・フロー（百万円）	Net cash provided by investing activities (¥ million)	N/A	N/A	N/A	N/A	7,012	△19,409	△51,780
財務活動によるキャッシュ・フロー（百万円）	Net cash provided by financing activities (¥ million)	N/A	N/A	N/A	N/A	△86,397	△179,012	71,548
現金及び現金同等物の期末残高（百万円）	Cash and cash equivalents at end of year (¥ million)	N/A	N/A	N/A	N/A	189,715	121,972	169,027
株主資本当期利益率〈ROE〉	Return on equity	—	—	—	13.3%	8.7%	16.2%	—
総資産当期利益率〈ROA〉	Return on assets	—	—	—	1.3%	1.0%	2.2%	—
売上高（営業収益）営業利益率	Operating profit margin	1.2%	0.6%	2.5%	2.1%	2.8%	4.6%	—
株主資本比率	Paid-in capital ratio	12.7%	12.0%	9.1%	11.1%	12.4%	14.9%	12.5%
1株当り当期損益〈EPS〉（円）	Net profit per share (¥)	△5.11	△8.14	△35.37	15.05	11.10	23.06	△20.60
1株当り株主資本〈BPS〉（円）	Shareholders' equity per share (¥)	150.83	138.62	103.97	121.96	133.74	150.12	128.27
未経過リース料期末残高相当額（百万円）（所有権移転外ファイナンスリース）	The present value of future rental expenses under capital leases (¥ million) (accounted for as operating leases)	—	—	222,024	269,073	279,072	255,949	187,194
退職給付未認識債務（百万円）※	Unrecognized net loss & prior service cost (¥ million)	—	—	—	—	—	255,096	294,074

※退職給付債務−年金資産−退職給付引当金＋前払年金費用

Projected benefit obligation − Plan assets − Accrued pension and severance costs + Prepaid pension and severance costs

◆日本航空インターナショナル（旧 日本航空）〈連結〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

セグメント情報 Segment information

連結セグメント情報 Consolidated segment information

（単位：百万円／¥ millions）

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
売上高	Sales	1,449,041	1,567,133	1,581,559	1,566,094	1,598,516	1,703,773	1,608,689
航空運送事業	Air transportation	1,164,854	1,248,755	1,272,957	1,207,685	1,223,481	1,321,896	1,236,009
航空関連事業	Air transportation-related	476,266	521,027	312,344	358,254	388,040	421,336	425,937
旅行企画販売事業	Travel services	—	—	195,969	337,672	350,160	367,158	359,996
ホテル・リゾート事業	Hotels and resort operations	57,033	64,602	63,632	57,427	40,961	42,847	38,331
カード・リース事業	Credit cards and leasing	40,681	42,816	45,786	—	—	—	—
計	Total	1,738,835	1,877,201	1,890,690	1,961,040	2,002,644	2,153,239	2,060,275
消去又は全社	General corporate assets and intercompany eliminations	(289,793)	(310,068)	(309,130)	(394,946)	(404,127)	(449,466)	(451,585)
営業費用	Operating expenses	1,431,726	1,557,301	1,541,376	1,533,237	1,553,628	1,625,133	1,620,614
航空運送事業	Air transportation	1,148,191	1,242,406	1,239,157	1,181,635	1,190,686	1,257,873	1,249,682
航空関連事業	Air transportation-related	472,373	518,241	304,707	349,137	377,618	407,270	418,818
旅行企画販売事業	Travel services	—	—	197,131	337,942	347,699	365,641	365,065
ホテル・リゾート事業	Hotels and resort operations	57,667	62,303	61,663	55,791	39,227	40,433	38,147
カード・リース事業	Credit cards and leasing	39,586	41,162	43,932	—	—	—	—
計	Total	1,717,819	1,864,114	1,846,591	1,924,507	1,955,232	2,071,219	2,071,714
消去又は全社	General corporate assets and intercompany eliminations	(286,092)	(306,812)	(305,214)	(391,270)	(401,603)	(446,085)	(451,100)
営業損益	Operating income/loss	17,315	9,832	40,182	32,856	44,887	78,639	△11,925
航空運送事業	Air transportation	16,663	6,349	33,800	26,049	32,795	64,023	△13,673
航空関連事業	Air transportation-related	3,892	2,786	7,638	9,117	10,422	14,065	7,118
旅行企画販売事業	Travel services	—	—	△1,161	△270	2,460	1,517	△5,068
ホテル・リゾート事業	Hotels and resort operations	△634	2,299	1,969	1,635	1,733	2,413	183
カード・リース事業	Credit cards and leasing	1,094	1,653	1,853	—	—	—	—
計	Total	21,015	13,087	44,099	36,532	47,411	82,020	△11,439
消去又は全社	General corporate assets and intercompany eliminations	(3,700)	(3,255)	(3,916)	(3,675)	(2,524)	(3,380)	(485)

◆日本航空インターナショナル(旧 日本航空)〈連結〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

輸送実績 Traffic Statistics

連結輸送実績 Consolidated Traffic Statistics

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
国際線	International routes							
有償旅客数(人)	Revenue passengers (persons)	12,204,363	13,021,708	12,749,376	12,831,052	13,909,951	15,137,007	13,372,050
有償旅客キロ(千)	Revenue passenger-kilometers (thousands)	60,371,785	64,907,727	65,290,700	65,472,537	69,495,330	76,397,303	65,077,106
有効座席キロ(千)	Available seat-kilometers (thousands)	84,162,357	88,519,254	90,854,890	93,703,311	97,388,426	101,037,613	94,203,404
有償座席利用率	Passenger-load factor	71.7%	73.3%	71.9%	69.9%	71.4%	75.6%	69.1%
国際旅客収入(百万円)	International passenger income (unit: million yen)	620,481	670,530	667,693	619,506	610,928	676,104	612,727
国際旅客収入/有償旅客キロ	International passenger income / Revenue passenger-kilometers	10.3	10.3	10.2	9.5	8.8	8.8	9.4
有償貨物トンキロ(千)	Revenue cargo ton-kilometers (thousands)	3,686,385	3,856,976	4,007,502	3,965,991	4,394,484	4,438,306	3,939,151
郵便トンキロ(千)	Mail ton-kilometers (thousands)	134,529	137,456	144,199	140,459	147,906	148,963	163,488
国際貨物収入(百万円)	International cargo income (unit: million yen)	N/A	N/A	N/A	N/A	143,365	148,327	133,725
国際貨物収入/有償貨物トンキロ	International cargo income / Revenue cargo ton-kilometers	N/A	N/A	N/A	N/A	32.6	33.4	33.9
有償トンキロ(千)	Revenue ton-kilometers (thousands)	9,435,444	10,030,692	10,212,886	10,184,914	10,990,151	11,673,875	10,139,544
有効トンキロ(千)	Available ton-kilometers (thousands)	13,690,155	14,283,280	14,784,231	15,132,008	15,630,464	16,218,667	15,395,461
有償重量利用率	Revenue weight-load factor	68.9%	70.2%	69.1%	67.3%	70.3%	72.0%	65.9%
国内線	Domestic routes							
有償旅客数(人)	Revenue passengers (persons)	20,221,678	20,914,297	22,447,242	22,660,778	23,336,703	23,469,046	23,810,995
有償旅客キロ(千)	Revenue passenger-kilometers (thousands)	16,349,218	17,039,101	18,382,368	18,620,417	18,983,209	18,866,556	19,188,331
有効座席キロ(千)	Available seat-kilometers (thousands)	27,366,970	27,716,282	28,729,476	29,394,504	28,893,994	28,383,391	28,873,555
有償座席利用率	Passenger-load factor	59.7%	61.5%	64.0%	63.3%	65.7%	66.5%	66.5%
国内旅客収入(百万円)	Domestic passenger income (unit: million yen)	303,160	310,878	321,945	307,447	309,531	329,143	324,950
国内旅客収入/有償旅客キロ	Domestic passenger income / Revenue passenger-kilometers	18.5	18.2	17.5	16.5	16.3	17.4	16.9
有償貨物トンキロ(千)	Revenue cargo ton-kilometers (thousands)	260,207	273,273	271,873	264,379	279,092	277,190	251,112
郵便トンキロ(千)	Mail ton-kilometers (thousands)	49,146	49,256	46,931	44,930	45,564	44,886	44,388
国内貨物収入(百万円)	Domestic cargo income (unit: million yen)	N/A	N/A	N/A	N/A	22,147	21,693	19,618
国内貨物収入/有償貨物トンキロ	Domestic cargo income / Revenue cargo ton-kilometers	N/A	N/A	N/A	N/A	79.4	78.3	78.1
有償トンキロ(千)	Revenue ton-kilometers (thousands)	1,535,612	1,600,501	1,697,103	1,705,444	1,747,884	1,736,516	1,738,564
有効トンキロ(千)	Available ton-kilometers (thousands)	3,024,506	3,076,005	3,200,161	3,273,270	3,226,215	3,170,364	3,244,946
有償重量利用率	Revenue weight-load factor	50.8%	52.0%	53.0%	52.1%	54.2%	54.8%	53.6%

◆日本航空インターナショナル（旧 日本航空）〈連結〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

航空機 Fleet

航空機（連結ベース） Fleet (Consolidated base) （単位：機／aircraft）

	00.3		01.3		02.3	
	所有機 Owned aircraft	リース機 Leased aircraft	所有機 Owned aircraft	リース機 Leased aircraft	所有機 Owned aircraft	リース Leased aircraft
ボーイング747-400型 Boeing 747-400	31	8	31	10	32	10
ボーイング747LR型 Boeing 747LR	22	7	25	5	22	5
ボーイング747SR型 Boeing 747SR	6	—	3	—	3	—
ボーイング747F型 Boeing 747F	5	4	6	4	6	4
ボーイング777型 Boeing 777	4	6	4	6	4	6
ダグラスMD-11型 Douglas MD-11	2	8	2	8	2	8
ダグラスDC-10型 Douglas DC-10	16	—	15	—	15	—
ボーイング767型 Boeing 767	14	11	14	11	17	8
ボーイング737型 Boeing 737	10	14	9	15	11	14
CRJ200型 CRJ200	—	—	—	2	—	3
ジェットストリーム・スーパー31型 Jetstream Super 31	—	5	—	5	2	1
デハビラント・カナダDHC-6型 de Havilland Canada DHC-6	2	—	1	—	—	—
合計 Total	112	63	110	66	114	59

注：訓練用航空機は含まない Note: Training aircraft are not included.

従業員数 Employee numbers

連結従業員数 Consolidated employee numbers （単位：名／persons）

		00.3	01.3	02.3
航空運送事業	Air transport	21,274	20,585	19,654
航空関連事業	Air transpotation-related	17,729	17,515	19,301
旅行企画販売事業	Travel services	3,516	4,119	4,819
ホテル・リゾート事業	Hotels and resort operations	3,138	3,100	2,301
合計	Total	45,657	45,319	46,075

注：従業員数は就業人員である
Note: The number of employees is the number of persons actually at work.

◆日本航空インターナショナル(旧日本航空)〈単体〉 JAPAN AIRLINES INTERNATIONAL CO.,LTD. (FORMERLY JAPAN AIRLINES COMPANY,LTD.)〈CONSOLIDATED〉

営業費用及び営業外損益（単体） Operating Expenses/Non-operating income & Expenses (Non-Consolidated)

営業費用（単体） Operating Expenses (Non-Consolidated)

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3
燃油費	Fuel	126,153	158,616	164,396	136,554	143,480	183,555	173,370	170,130
運航施設利用費	Airport fees	90,713	93,729	91,370	90,280	83,028	81,207	79,864	84,369
整備費	Ground facilities	30,217	35,874	37,594	43,217	42,234	43,598	55,149	59,042
貨客サービス費	Freight customer services	43,869	48,060	47,863	47,448	45,669	45,753	43,095	48,100
販売手数料	Sales commissions	106,972	116,380	119,608	114,996	115,288	124,075	101,850	105,605
航空機材減価償却費	Aircraft depreciation	51,982	54,782	41,013	41,823	43,405	44,462	45,373	49,872
航空機材賃借料	Aircraft leasing	77,960	86,287	98,329	100,338	99,975	105,283	106,039	99,894
人件費	Personnel	266,792	266,532	259,884	234,430	241,572	242,786	231,361	241,326
その他	Others	305,868	330,517	328,644	323,746	324,274	330,581	349,758	374,762
合計	Total	1,100,526	1,190,777	1,188,701	1,132,832	1,138,925	1,201,300	1,185,859	1,233,100

営業外損益（単体）Non-operating income & Expenses (Non-Consolidated)

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3
営業外収益	Non-operating income	37,906	24,366	19,800	51,414	25,890	16,380	17,194	46,494
受取利息・受取配当金	Interest and dividends revenues	5,590	6,960	4,738	8,144	4,479	4,123	3,452	3,738
機材関連報奨額	Flight equipment purchase incentives	—	5,725	6,642	19,101	3,306	—	—	34,985
機材部品保証益	Aircraft parts guarantees	—	—	—	—	3,453	3,710	4,887	—
有価証券売却益	Gain on sale of marketable securities	—	3,693	146	0	4,903	3	—	—
航空機材売却益	Gain on sale of aircraft	18,782	34	3,259	15,366	6,370	403	1,138	11
為替差益	Foreign exchange differential profit	3,812	2,632	—	—	—	2,978	2,111	—
その他	Others	9,719	5,317	5,012	8,801	3,375	5,160	5,604	7,759
営業外費用	Non-operating expenses	48,913	45,897	43,111	43,711	45,191	43,416	42,368	38,922
支払利息・社債利息	Interest and corporate bond interest paid	41,419	36,301	35,114	32,687	30,352	27,996	27,109	24,274
社債発行費償却(含社債発行費用)	Amortization of bond issue cost (including bond issue costs)	904	285	491	473	422	138	39	—
為替差損	Foreign exchange differential loss	—	—	232	2,596	4,701	—	—	1,053
機材部品保証費	Loss on aircraft parts warranty	—	—	—	1,670	3,117	3,388	4,682	—
航空機材処分損	Loss on disposition of aircraft	—	—	—	—	—	8,145	7,762	10,539
その他	Others	6,588	9,309	7,271	6,283	6,595	3,747	2,773	3,055

◇日本航空ジャパン（旧 日本エアシステム）〈連結〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈CONSOLIDATED〉

財務諸表 Financial Statements

連結貸借対照表 Consolidated financial data

（単位：百万円／¥ millions）

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
流動資産	Current assets	48,707	44,722	59,670	63,870	81,042	88,644	78,852
固定資産	Fixed assets	316,987	334,187	371,159	412,523	404,038	388,013	379,369
有形固定資産	Tangible fixed assets	290,440	306,766	341,732	387,488	380,820	362,253	354,524
航空機	Aircraft	151,852	177,286	222,763	287,817	292,427	277,853	264,279
無形固定資産	Intangible fixed assets	548	517	528	488	2,348	2,238	1,942
投資その他の資産合計	Investments and other assets	25,998	26,903	28,898	24,545	20,870	23,521	22,902
繰延資産	Deferred assets	3,495	3,346	2,773	2,111	1,228	420	242
資産合計	Total assets	369,190	382,257	433,603	478,506	486,309	477,078	458,464
流動負債	Current liabilities	101,606	112,411	132,166	116,850	156,282	166,914	149,991
1年内に償還を要する社債	Corporate bonds maturing within one year	—	—	—	—	—	—	5,200
1年内に返済を要する長期借入金	Long-term borrowings repayable within one year	25,234	25,713	43,096	36,376	58,638	56,658	68,740
固定負債	Fixed liabilities	246,062	248,014	281,424	340,915	307,291	283,480	281,940
社債	Corporate bonds	—	—	—	—	5,200	10,500	7,000
長期借入金	Long-term borrowings	216,903	218,429	254,097	306,861	259,473	230,325	233,884
退職給付引当金	Accrued pension and severance costs	21,459	22,147	22,207	22,253	22,448	23,202	24,409
負債合計	Total liabilities	347,670	360,426	413,591	457,766	463,574	450,395	431,932
少数株主持分	Minority interests	62	70	77	282	341	378	386
資本金	Common stock	23,486	23,486	23,486	23,486	23,486	23,486	23,486
資本準備金	Additional paid-in capital	13,975	13,975	13,975	13,975	13,975	13,975	13,975
利益準備金	Retained earnings	485	485	485	—	—	—	—
その他の剰余金等	Other retained earnings, etc.	△16,488	△16,185	△18,011	△17,004	△15,067	△11,156	△11,316
資本合計	Total stockholders' equity	21,458	21,761	19,935	20,457	22,394	26,305	26,145
負債、少数株主持分及び資本合計	Total of liabilities, minority interest and stockholders' equity	369,190	382,257	433,603	478,506	486,309	477,078	458,464

連結損益計算書 Consolidated Statements of Operations

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
営業収益	Operating revenues	327,020	349,381	358,623	369,008	390,330	418,385	420,791
営業費用	Operating expenses	327,009	349,265	367,263	367,853	380,751	400,640	409,908
営業利益又は損失	Operating income or loss	9	115	△8,640	1,154	9,578	17,743	10,883
営業外収益	Non-operating income	12,689	12,356	18,454	14,673	5,475	2,255	3,330
受取利息・受取配当金	Interest and dividends revenues	76	57	63	179	170	127	140
機材関連報奨額	Flight equipment purchase incentives	5,866	9,451	11,618	10,099	3,600	—	—
航空機材売却益	Gain on sale of aircraft	4,759	1,371	4,895	3,405	—	—	—
為替差益	Foreign exchange differential profit	—	—	—	—	—	273	446
機材部品受贈益	Profit on aircraft parts-related awards	—	—	—	—	—	722	1,852
その他	Others	1,987	1,476	1,877	988	1,704	1,131	890
営業外費用	Non-operating expenses	12,562	11,992	11,586	12,165	12,570	12,498	10,713
支払利息	Interest paid	10,335	8,957	8,564	9,324	9,682	9,094	8,631
その他	Others	2,227	3,035	3,022	2,841	2,888	3,404	2,082
経常利益又は損失	Ordinary income or loss	137	479	△1,772	3,662	2,483	7,499	3,500
特別利益	Extraordinary profit	111	873	1,043	2,322	627	274	1,185
特別損失	Extraordinary loss	4	834	929	5,180	503	3,605	2,498
税金等調整前当期純利益又は純損失	Income before income taxes and minority interests	244	518	△1,658	804	2,607	4,169	2,187
法人税、住民税及び事業税	Income taxes : Current	161	207	158	288	342	3,183	2,184
法人税等調整額	Deferred	—	—	—	—	1,086	△1,293	△933
少数株主利益又は損失	Minority interests	9	7	7	△20	37	37	7
当期純利益又は純損失	Net income or loss	74	302	△1,824	536	1,139	2,241	927

◇日本航空ジャパン(旧 日本エアシステム)〈連結〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈CONSOLIDATED〉

財務データ Financial Data

連結財務データ Consolidated financial data

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
減価償却費（百万円）	Depreciation (¥ million)	—	—	—	—	23,171	23,681	23,768
資本的支出（百万円）	Capital expenditures (¥ million)	—	—	—	—	18,844	5,823	16,501
営業活動によるキャッシュ・フロー（百万円）	Net cash provided by operating activities (¥ million)	—	—	—	—	23,895	28,985	15,342
投資活動によるキャッシュ・フロー（百万円）	Net cash provided by investing activities (¥ million)	—	—	—	—	5,001	△ 5,327	△ 15,428
財務活動によるキャッシュ・フロー（百万円）	Net cash provided by financing activities (¥ million)	—	—	—	—	△ 23,942	△ 26,247	△16,515
現金及び現金同等物の期末残高	Cash and cash equivalents at end of year	—	—	—	26,818	31,790	29,178	12,624
株主資本当期利益率〈ROE〉	Return on equity	0.3%	1.4%	—	2.7%	5.3%	9.2%	3.5%
総資産当期利益率〈ROA〉	Return on assets	0.0%	0.1%	—	0.1%	0.2%	0.5%	0.2%
売上高（営業収益）営業利益率	Operating profit margin	0.0%	0.0%	—	0.3%	2.5%	4.2%	2.6%
株主資本比率	Paid-in capital ratio	5.8%	5.7%	4.6%	4.3%	4.6%	5.5%	5.7%
1株当り当期損益〈EPS〉(円)	Net profit per share (¥)	3.38	13.84	△ 83.35	24.51	52.8	102.43	42.4
1株当り株主資本〈BPS〉(円)	Shareholders' equity per share (¥)	980.36	994.22	910.81	934.66	1,023.13	1,201.81	1,194.57
未経過リース料期末残高相当額（百万円）（所有権移転外ファイナンスリース）	The present value of future rental expenses under capital leases (¥ million) (accounted for as operating leases)	—	—	49,613	48,037	43,963	36,626	34,514
退職給付未認識債務（百万円）※	Unrecognized net loss & prior service cost (¥ million)	—	—	—	—	—	23,977	22,912

※退職給付債務－年金資産－退職給付引当金＋前払年金費用

Projected benefit obligation − Plan assets − Accrued pension and severance costs + Prepaid pension and severance costs

◆日本航空ジャパン（旧 日本エアシステム）〈連結〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈CONSOLIDATED〉

セグメント情報 Segment information

連結セグメント情報 Consolidated segment information

（単位：百万円／¥millions）

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
売上高	Sales	N/A	N/A	N/A	N/A	390,330	418,385	420,791
航空運送事業	Air transportation	N/A	N/A	N/A	N/A	361,208	376,539	376,616
その他の事業	Other transportation	N/A	N/A	N/A	N/A	56,530	63,535	67,278
計	Total	N/A	N/A	N/A	N/A	417,739	440,075	443,895
消去又は全社	General corporate assets and intercompany eliminations	N/A	N/A	N/A	N/A	(27,408)	(21,690)	(23,103)
営業費用	Operating expenses	N/A	N/A	N/A	N/A	380,751	400,641	409,908
航空運送事業	Air transportation	N/A	N/A	N/A	N/A	352,006	359,486	365,939
その他の事業	Other transportation	N/A	N/A	N/A	N/A	56,056	62,903	67,114
計	Total	N/A	N/A	N/A	N/A	408,062	422,390	433,053
消去又は全社	General corporate assets and intercompany eliminations	N/A	N/A	N/A	N/A	(27,310)	(21,748)	(23,145)
営業損益	Operating profit/loss	N/A	N/A	N/A	N/A	9,578	17,743	10,883
航空運送事業	Air transportation	N/A	N/A	N/A	N/A	9,202	17,053	10,677
その他の事業	Other transportation	N/A	N/A	N/A	N/A	474	631	164
計	Total	N/A	N/A	N/A	N/A	9,676	17,685	10,841
消去又は全社	General corporate assets and intercompany eliminations	N/A	N/A	N/A	N/A	(98)	(△58)	(△41)

◇日本航空ジャパン(旧 日本エアシステム)〈連結〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈CONSOLIDATED〉

輸送実績 Traffic Statistics

連結輸送実績 Consolidated Traffic Statistics

		96.3	97.3	98.3	99.3	00.3	01.3	02.3
国際線	**International routes**							
有償旅客数（人）	Revenue passengers (total)	191,092	210,555	280,329	372,900	575,102	695,074	687,512
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	258,608	321,380	483,791	664,257	1,086,469	1,169,565	1,225,781
有効座席キロ（千）	Available seat-kilometers (thousands)	344,519	432,245	703,382	1,028,707	1,594,965	1,559,037	1,698,697
有償座席利用率	Passenger-load factor	75.1%	74.4%	68.8%	64.6%	68.1%	75.0%	72.2%
国際旅客収入（百万円）	International passenger income (unit: million yen)	5,595	6,475	8,267	10,836	18,311	20,791	19,744
国際旅客収入/有償旅客キロ	International passenger income / Revenue passenger-kilometers	21.64	20.15	17.09	16.31	16.85	17.78	16.11
有償貨物トンキロ（千）	Revenue cargo ton-kilometers (thousands)	8,383	10,015	18,534	28,589	41,294	39,954	43,319
国際貨物収入（百万円）	International cargo income (unit: million yen)	718	977	1,774	2,807	3,857	4,003	3,878
国際貨物収入/有償貨物トンキロ	International cargo income / Revenue cargo ton-kilometers	85.65	97.55	95.72	98.18	93.40	100.19	89.52
郵便トンキロ（千）	Mail ton-kilometers (thousands)	—	—	—	—	—	84	219
国際郵便収入（百万円）	International mail income (unit: million yen)	—	—	—	—	—	5	15
有償トンキロ（千）	Revenue ton-kilometers (thousands)	32,356	39,815	63,347	90,123	141,964	148,280	157,273
有効トンキロ（千）	Available ton-kilometers (thousands)	53,137	68,783	116,077	172,904	266,695	271,049	296,824
有償重量利用率	Revenue weight-load factor	60.9%	57.9%	54.6%	52.1%	53.2%	54.7%	53.0%
国内線	**Domestic routes**							
有償旅客数（人）	Revenue passengers (total)	17,863,838	19,210,964	20,159,089	20,835,187	21,815,548	21,825,938	22,501,746
有償旅客キロ（千）	Revenue passenger-kilometers (thousands)	13,828,165	15,145,645	16,109,397	16,853,913	17,758,808	17,616,393	18,391,298
有効座席キロ（千）	Available seat-kilometer (thousands)	22,983,659	25,014,174	26,134,167	28,085,561	28,715,679	29,270,208	29,331,106
有償座席利用率	Passenger-load factor	60.2%	60.5%	61.6%	60.0%	61.8%	60.2%	62.7%
国内旅客収入（百万円）	Domestic passenger income (unit: million yen)	279,844	299,604	303,598	308,266	308,850	323,509	325,234
国内旅客収入/有償旅客キロ	Domestic passenger income / Revenue passenger-kilometers	20.24	19.78	18.85	18.29	17.39	18.36	17.68
有償貨物トンキロ（千）	Revenue cargo ton-kilometers (thousands)	109,610	113,994	123,274	132,700	145,906	164,502	154,278
国内貨物収入（百万円）	Domestic cargo income (unit: million yen)	10,143	10,833	10,906	10,847	11,536	12,224	10,946
国内貨物収入/有償貨物トンキロ	Domestic cargo income / Revenue cargo ton-kilometers	92.54	95.03	88.47	81.74	79.06	74.31	70.95
郵便トンキロ（千）	Mail ton-kilometers (thousands)	37,697	36,427	35,862	34,799	36,778	37,992	38,452
国内郵便収入（百万円）	Domestic mail income (unit: million yen)	6,223	6,196	6,152	6,029	6,309	6,353	6,351
有償トンキロ（千）	Revenue ton-kilometers (thousands)	1,178,288	1,286,362	1,367,358	1,430,935	1,514,611	1,523,745	1,572,108
有効トンキロ（千）	Available ton-kilometers (thousands)	2,772,418	3,059,867	3,232,141	3,470,418	3,573,232	3,641,172	3,650,572
有償重量利用率	Revenue weight-load factor	42.5%	42.0%	42.3%	41.2%	42.4%	41.8%	43.1%

◇日本航空ジャパン(旧 日本エアシステム)〈連結〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈CONSOLIDATED〉

航空機 Fleet

航空機(連結ベース) Fleet (Consolidated base) (単位：機／aircraft)

	00.3		01.3		02.3	
	所有機 Owned aircraft	リース機 Leased aircraft	所有機 Owned aircraft	リース機 Leased aircraft	所有機 Owned aircraft	リース Leased aircraft
ボーイング777-200型 Boeing 777-200	6	1	6	1	6	1
エアバスA300-600R型 AIRBUS A300-600R	12	7	12	7	12	7
エアバスA300型 AIRBUS A300	8	9	11	6	12	5
ダグラスDC-10型 Douglas DC-10	—	1	—	—	—	—
ダグラスMD-90型 Douglas MD-90	13	3	13	3	13	3
ダグラスMD-81型 Douglas MD-81	7	11	7	11	7	11
ダグラスMD-87型 Douglas MD-87	6	2	6	2	6	2
YS-11型 YS-11	12	—	12	—	12	—
サーブ340B型 SAAB 340B	4	10	4	10	5	9
合計 Total	68	44	71	40	73	38

従業員数 Employee numbers

連結従業員数 Consolidated employee numbers (単位：名／persons)

		00.3	01.3	02.3
航空運送事業	Air transport	6,612	6,256	5,960
その他の事業	Other businesses	398	439	458
合計	Total	7,010	6,695	6,418

注：従業員数は就業人員である

Note: The number of employees is the number of persons actually at work.

◇日本航空ジャパン(旧 日本エアシステム)〈単体〉 JAPAN AIRLINES DOMESTIC CO., LTD. (FORMERLY JAPAN AIR SYSTEM CO.,LTD)〈NON-CONSOLIDATED〉

営業費用及び営業外損益（単体） Operating Expenses/Non-operating income & Expenses (Non-Consolidated)

営業費用（単体） Operating Expenses (Non-Consolidated)

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3
燃油費	Fuel	44,829	52,180	53,921	51,676	54,947	61,480	60,735	58,995
運航施設利用費	Airport fees	39,887	43,143	44,354	46,656	43,588	43,740	41,659	41,419
整備費	Ground facilities	16,703	17,591	20,248	22,167	22,596	23,772	27,750	29,824
販売手数料	Sales commissions	21,022	21,521	21,536	22,051	24,204	23,470	22,754	23,732
航空機材減価償却費	Aircraft depreciation	15,769	15,980	14,921	14,066	16,266	16,591	16,625	17,137
航空機材賃借料	Aircraft leasing	13,698	16,119	18,228	20,794	20,399	18,011	17,103	16,170
人件費	Personnel	62,543	63,368	63,898	59,734	58,671	61,088	60,202	55,437
その他	Others	83,484	89,144	96,940	94,855	95,680	95,814	103,506	91,218
合計	Total	297,935	319,046	334,046	331,999	336,351	343,966	350,334	340,486

営業外損益（単体） Non-operating Income & Expenses (Non-Consolidated)

(単位：百万円／¥ millions)

		96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3
営業外収益	Non-operating Income	12,617	12,228	18,359	14,477	5,162	1,864	2,777	7,682
受取利息	Interest revenues	65	52	57	97	76	43	60	114
航空機売却益	Gain on sale of aircraft	4,759	1,371	4,895	3,405	—	—	—	—
機材関連報奨額	Flight equipment purchase incentives	5,866	9,451	11,618	10,099	3,600	—	—	6,088
機材部品受贈益	Profit on aircraft parts-related awards	—	—	—	—	—	722	1,852	—
雑収入	Miscellaneous income	1,925	1,353	1,788	874	1,485	1,098	864	1,480
営業外費用	Non-operating Expenses	12,111	11,629	11,243	11,847	11,977	11,842	10,142	9,931
支払利息	Interest paid	10,135	8,769	8,389	9,166	9,497	8,928	8,475	7,715
開発費償却	Amortization of development expenses	1,340	1,618	1,448	1,156	862	—	—	—
雑損失	Miscellaneous losses	635	1,241	1,405	1,524	1,616	2,913	1,666	2,216

国内航空分野の参入・運賃に係る制度の沿革　History of entry and fare-related systems in the domestic aviation field

〈参入制度〉　〈Entry system〉

(当初) (Initial)	路線ごとの免許制 45·47体制（1970年(昭和45年)閣議了解・1972年(昭和47年)大臣通達） JAL：国際線・国内線（幹線） ANA：国内線（幹線・ローカル線） JAS：国内線（ローカル線） ※幹線：札幌、東京、大阪、福岡及び那覇 Licensing system for each route 45.47 system (Cabinet approval in 1970, ministerial instruction in 1972) JAL: International and domestic trunk routes ANA: Domestic routes (trunk and local routes) JAS: Domestic routes (local routes) ※ Trunk routes: Sapporo, Tokyo, Osaka, Fukuoka, Naha
1986年	運輸政策審議会答申 （国際線について、全ての航空会社の参入を認めるとともに） トリプルトラック化（3社参入）基準：年間需要　100万人以上 ダブルトラック化（2社参入）基準：年間需要　70万人以上 Transport Policy Deliberation Council report (together with international route entry approval of all airline companies) Triple track (3 entrants) standard: annual demand of 1 million persons or more Double track (2 entrants) standard: annual demand of 700,000 persons or more
1992年	国内線のダブル・トリプルトラック化基準緩和（第１次） トリプルトラック化基準：年間需要　70万人以上 ダブルトラック化基準：年間需要　40万人以上 First relaxation of domestic route double- and triple-track standards Triple track: annual demand of 700,000 persons or more Double track: annual demand of 400,000 persons or more
1996年	国内線のダブル・トリプルトラック化基準緩和（第2次） トリプルトラック化基準：年間需要　35万人以上 ダブルトラック化基準：年間需要　20万人以上 Second relaxation of domestic route double- and triple-track standards Triple track: annual demand of 350,000 persons or more Double track: annual demand of 200,000 persons or more
1997年	ダブル・トリプルトラック化基準廃止 Double/triple track standards abolished
1998年	スカイマークエアラインズ　参入（9月） 北海道国際航空　参入（12月） Entry of Skymark Airlines (September) Entry of Hokkaido International Airlines (December)
1999年6月	航空法の一部改正法成立 Partial amendment of Aviation Law passed
2000年2月	需給調整規制の廃止、事業ごとの許可制へ移行 Supply-demand adjustment restrictions abolished, shift to permission system for each business

出典：国土交通省資料より会社作成　Source: Prepared from documents of the Ministry of Land, Infrastructure and Transport

〈運賃制度〉　〈Fare system〉

(当初) (Initial)	全ての運賃・料金（割引含む）は、許可制 Approval system for all fares and fees (including discounts)
1990年	標準原価の導入 同一距離同一運賃賃帯を目指すために導入 Introduction of standard cost price Introduction aiming at same fares for same distances
1995年	一部届出化：5割以内の営業政策的割引運賃及び 一部の料金を届出化 Partial notification: Business policy fare discounts of 50% or less and some fees
1996年	幅運賃制度の導入 標準原価から25%の幅内での普通運賃の設定を自由化 Introduction of range fare system Liberalization of ordinary fares within 25% of standard cost price
1999年6月	航空法の一部改正法成立 Partial amendment of Aviation Law passed
2000年2月	需給調整規制の廃止に併せ、認可制から事前届出制へ移行 In tandem with abolition of supply-demand adjustment restrictions, shift from permission system to prior notification system

日本航空の概要　Company Profile

●会社概要（2004年6月26日現在）　Company Profile (as of June 26, 2004)

会社名 Company name	株式会社日本航空 Japan Airlines Corporation	設立日 Date of Foundation	2002年10月2日 October 2, 2002

事業内容
Company Activities
航空運送事業およびこれに関連する事業等を営む会社の持株会社として、これら事業会社の経営管理ならびにこれに附帯または関連する業務
Scheduled and non-scheduled air transport service;
aircraft maintenance service; As the holding company, control and administration of business activities of affiliated companies relating to air transport and aircraft maintenance

所在地
Head Offices
東京都品川区東品川二丁目4番11号　JALビル
JAL Bldg,2-4-11Higashi-Shinagawa,Shinagawa-ku,Tokyo,Japan

資本金
Paid-in Capital
1,000億円
¥100 billion

発行済株式数
Number of Shares Issued
19億8,046万5,250株（2004年3月31日現在）
1,980,465,250 shares (as of March 31, 2004)
日本アジア航空株式会社との簡易株式交換を実施した事により、2004年4月1日現在の発行済株式総数は、20億4,546万5,250株となっております。
Shares issued have been increased to 2,045,465,250 shares(by65, 000,000)on April 1,2004 as a result of reorganization of Japan Asia Airways Co.,Ltd as a wholly-owned subsidiary of *Japan Airlines Corporation with the simplified procedure for share exchange.*

株主の総数
Number of Shareholders
278,295人（2004年3月31日現在）
278,295 (as of March 31,2004)

●主要株主および所有株式数（2004年3月31日現在）
Major Shareholders and Number of Shares Held (as of March 31, 2004)

株主名	Name	所有株式数（株） Shares held	持株比率（%） Shareholding ratio (%)
東京急行電鉄株式会社	Tokyu Corporation	80,397,171	4.05
糸山英太郎	Eitaro Itoyama	70,000,000	3.53
日本マスタートラスト信託銀行株式会社（信託口）	The Master Trust Bank of Japan, Ltd. (trust account)	66,752,000	3.37
日本トラスティ・サービス信託銀行株式会社(信託口)	Japan Trustee Services Bank, Ltd. (trust account)	54,744,000	2.76
株式会社みずほコーポレート銀行	Mizuho Corporate Bank, Ltd.	53,603,486	2.70
東京海上火災保険株式会社	The Tokyo Fire and Marine Insurance Co., Ltd.	52,390,939	2.64
ニッセイ同和損害保険株式会社	Nissei Dowa General Insurance Co., Ltd.	44,960,253	2.27
日本生命保険相互会社	Nippon Life Insurance Company	41,392,227	2.09
富国生命保険相互会社	Fukoku Mutual Life Insurance Company	39,635,000	2.00
日本航空グループ社員持株会	JAL Group Employees' Shareholding	35,975,411	1.81

●役員（2004年6月26日現在）　Officers (as of June 26, 2004)

代表取締役グループCEO(兼)会長	Chairman JAL Group CEO	兼子　勲**	Isao KANEKO
代表取締役社長	President	新町　敏行	Toshiyuki SHINMACHI
代表取締役副社長	Executive Vice President	西塚　英和*	Hidekazu NISHIZUKA
代表取締役専務	Senior Managing Director	松本　武徳**	Takenori MATSUMOTO
取締役	Senior Vice President	世良　宣義	Nobuyoshi SERA
取締役	Senior Vice President	土屋　文男	Fumio TSUCHIYA
取締役（非常勤）	Senior Vice President	小松原光雄**	Mitsuo KOMATSUBARA
取締役（非常勤）	Senior Vice President	羽根田勝夫*	Katsuo HANEDA
取締役（非常勤）	Senior Vice President	岡崎　俊城	Toshiki OKAZAKI
取締役（非常勤・社外）	Senior Vice President	河野　俊二	Shunji KONO
取締役（非常勤・社外）	Senior Vice President	諸井　虔	Ken MOROI
取締役（非常勤・社外）	Senior Vice President	清水　仁	Shinobu SHIMIZU
常勤監査役	Senior Corporate Auditor of the Board	古川　康中	Yasunaka FURUKAWA
常勤監査役	Senior Corporate Auditor of the Board	坂井　敏之	Toshiyuki SAKAI
常勤監査役	Corporate Auditor of the Board	松井　茂夫	Shigeo MATSUI
監査役	Corporate Auditor of the Board	根尾　征三*	Seiso NEO
監査役（社外）	Corporate Auditor of the Board	秋山　喜久	Yoshihisa AKIYAMA
監査役（社外）	Corporate Auditor of the Board	西村　正雄	Masao NISHIMURA
上席執行役員	Senior Executive Officer	遠藤　怜	Satoshi ENDO
上席執行役員	Senior Executive Officer	安永　純雄	Sumio YASUNAGA
上席執行役員	Senior Executive Officer	金成　秀幸	Hideyuki KANENARI
執行役員	Executive Officer	西松　遙	Haruka NISHIMATSU
執行役員	Executive Officer	広池　君夫*	Kimio HIROIKE

* 日本航空インターナショナル常勤役員との兼務　*Concurrently JALI executive*
**日本航空ジャパン常勤役員との兼務　Concurrently JALJ executive

為替レート　Currency exchange rates

(円：¥)

	91.3	92.3	93.3	94.3	95.3	96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3	04.3
USD	142.1	133.4	125.8	108.8	100.3	95.3	111.3	122.0	128.6	112.5	109.5	124.6	122.9	114.0

日本航空インターナショナル社内月次レートの年度平均値　Fiscal year average of JAL's internal monthly rates

燃油（シンガポールケロシン）　Fuel(Singapore Kerosene)

(USD/bbl)

91.3	92.3	93.3	94.3	95.3	96.3	97.3	98.3	99.3	00.3	01.3	02.3	03.3	04.3
35.1	25.6	25.7	23.8	21.9	23.8	28.4	23.0	14.6	24.2	34.3	27.2	30.5	33.0

JAL

お問い合わせ先／Contact Address

株式会社日本航空　IRデスク
Japan Airlines Corporation IR Desk

TEL : 03-5769-6097　FAX : 03-5769-6492
Office Hour :平日 9:30～12:00,13:00～17:00
〒140-8605　東京都品川区東品川2-4-11　JALビルディング
Address : JAL Bldg,2-4-11Higashi-Shinagawa, Shinagawa-ku, Tokyo, 140-8605 Japan
URL : http://www.jal.jp

JAL

JAL GROUP ANNOUNCES FIRST QUARTER CONSOLIDATED RESULTS FOR FY 2004

Tokyo, July 30: Today the JAL Group announced consolidated financial results for the first quarter (April through June 2004) of the current financial year (ending March 31 2005).

The damaging effects on international passenger demand of the Iraq conflict and the SARS outbreaks that had such a big impact in the same period last year, did not affect the first quarter of the current year. However the increase in fuel costs pushed up overall operating costs. The Group is making its best efforts to offset this increase in fuel cost by increases in international fares and an international cargo fuel surcharge, as well as by the Group's fuel hedging policy. The Group is not revising the forecast for the full year, announced on May 7.

Total operating revenues for the three-month period were 479.3 billion yen, 80.4 billion more than last year. Operating costs were 509.6 billion yen, 33.7 billion yen up on last year, resulting in an operating loss of 30.3 billion yen. Ordinary income resulted in a loss of 35.8 billion yen and the first quarter net result was a 40.7 billion yen loss.

Over the past 10 years, the first quarter result generally shows a loss, with the loss being made up and profits earned in the second quarter.

JAL Group consolidated result (billions of yen)

	Period: First quarter FY 2004 April 1 – June 30	Period: First quarter FY 2003 April 1 – June 30
Total operating revenue	479.3	398.8
Air transport segment only results breakdown 1. International passenger 2. Domestic passenger 3. International cargo	 (150.0) (150.0) (40.4)	 (93.8) (145.7) (35.6)
Operating income	(-30.2)	(-76.9)
Ordinary income	(-35.7)	(-76.7)
First quarter net income (loss)	(-40.7)	(-77.2)

AIR TRANSPORT SEGMENT DETAILS

International passenger traffic: Generally recovery has been steady although tourist traffic on Southeast Asian routes has been slower than hoped. Business travel is back to normal. International passenger traffic was up 76% on last year with 3.3 million passengers carried. Revenue rose by 56.2 billion yen to 150 billion yen, almost 60% up on the same period last year.

Domestic passenger traffic: The domestic revenue passenger total went down by almost 6% to 10.5 million passengers due to a slowdown in group traffic. However, yield per passenger improved and revenue rose by 4.2 billion yen, or 2.9%, on last year, same period.

MORE...

International cargo traffic:
An improved global economy spurred demand for new products such as digital cameras and plasma screen television sets. Tonnage improved on the same period last year by 15.6% to 198,531 tons overall. International cargo revenue rose by 13.4%, or by 4.7 billion yen, on the first quarter last year.

Domestic cargo had to compete with express trucking and home delivery services but improved by 8.2% in terms of tonnage carried. Revenue rose 4.6% on last year, same period.

Overall, operating revenue in the air transport segment of the JAL Group improved by 22.1% to 383.3 billion yen. Operating expenses of 415.3 billion yen in the segment resulted in an operating loss in the segment of 32.0 billion yen.

Fuel: This year's first quarter fuel costs rose to an average of US$41.0 per barrel of Singapore Kerosene, US$11.0 more than the average price of US$30.5 in the same period last year. This added 6.1 billion yen to the total fuel bill for the quarter of 65.4 billion yen, after taking into account fuel cost hedging and currency exchange rate effects.

Foreign exchange: Generally favorable foreign currency exchange rates, notably the US$=Yen rate averaging US$1.00=¥110, had a positive effect on operating income of 4.8 billion yen (first quarter FY2003, US$=Yen rate 119.0 yen per dollar).

MORE

JAL GROUP - CONSOLIDATED TRAFFIC STATISTICS FIRST QUARTER 2004 VS 2003

April 1st – June 30th 2004 vs. April 1st June 30th 2003

	First quarter 2004	First quarter 2003	Change% Or points
INTERNATIONAL			
Passenger number	3,337,752	1,901,799	175.5%
Revenue passenger Kilometers (000)	16,024,965	10,443,939	153.4%
Available seat Kilometers (000)	24,290,190	19,636,290	123.7%
Revenue seat load factor	66.0%	53.2%	12.8
Revenue cargo ton Kilometers (000)	1,146,051	1,012,830	113.2%
Mail ton kilometers (000)	34,015	37,996	89.5%
Revenue ton Kilometers (000)	2,671,699	2,023,709	132.0%
Available ton kilometers	4,050,834	3,448,758	117.5%
Revenue weight load factor	66.0%	58.7%	7.3
DOMESTIC			
Passenger number	10,530,669	11,184,355	94.2%
Revenue passenger Kilometers (000)	7,797,341	8,210,956	95.0
Available seat Kilometers (000)	13,058,600	13,362,458	97.7%
Revenue seat l/factor	59.7%	61.4%	- 1.7
Revenue cargo ton Kilometers (000)	94,889	84,842	111.8%
Mail ton kilometers (000)	16,566	15,872	104.4%
Revenue ton Kilometers (000)	695,901	716,281	97.2%
Available ton kilometers	1,543,124	1,567,034	98.5%
Revenue weight l/factor	45.1%	45.7%	- 0.6
TOTAL			
Passenger number	13,868,421	13,086,154	106.0%
Revenue passenger Kilometers (000)	23,822,306	18,654,896	127.7%
Available seat Kilometers (000)	37,348,790	32,998,748	113.2%
Revenue seat l/factor	63.8%	56.5%	7.3
Revenue cargo ton Kilometers (000)	1,240,940	1,097,672	113.1%
Mail ton kilometers (000)	50,581	53,868	93.9%
Revenue ton Kilometers (000)	3,367,600	2,739,991	122.9%
Available ton Kilometers (000)	5,593,958	5,015,792	111.5%
Revenue weight l/f	60.2%	54.6%	5.6

1. International results include data from JAL, Japan Asia Airways and JALways
2. Domestic results include data from JAL, Japan Transoceanair, JAL Express, Japan Air Commuter, Hokkaido Air System and J-Air

###

JAL Group's Q1 Account Settlement for FY2004

-Analyst Briefing -

August 2, 2004

Japan Airlines Corporation

Table of Contents

Part I

Q1 Account Settlement for FY2004

Outline of the Consolidated Financial Statements

(Billions of yen)

	FY03／1Q	FY04／1Q	Difference
Operating Revenue	398.8	479.3	+80.4
Operating Income	(76.9)	(30.2)	+46.7
Ordinary Income	(76.7)	(35.7)	+40.9
Net Income	(77.2)	(40.7)	+36.5

Operating Revenue & Income by Segment

(Billions of yen)

	Operating Revenue	Difference	Operating Income	Difference
Air Transportation	383.3	+69.3	(32.0)	+40.8
Aviation -related	69.1	+10.0	1.3	+3.2
Travel Services	98.3	+21.1	(0.5)	+1.4
Others	57.1	(12.0)	1.1	+1.1

* All figures are before consolidation adjustments

Outline of the Results of Air Transportation Segment

(Billions of yen)

	FY03/1Q	FY04/1Q	Difference	y.o.y (%)
Operating Revenue	313.9	383.3	+69.3	122.1%
International Passenger	93.8	150.0	+56.2	159.9%
Domestic Passenger	145.7	150.0	+4.2	102.9%
International Cargo	35.6	40.4	+4.7	113.4%
Domestic Cargo	7.1	7.4	+0.3	104.6%
Others	31.4	35.2	+3.8	112.1%
Operating Expenses	386.8	415.3	+28.5	107.4%
Operating Income	(728.0)	(320.0)	+40.8	–

1. Q1 Account Settlement for FY2004

Demand & Supply of International Passengers by Route (vs.FY03)

JAL



L/F FY04 66.0% FY03 53.2%
y.o.y.(%)
RPK
ASK
280.0
230.0
180.0
130.0
80.0
30.0
▲ 20.0
22.9
▲ 1.1
57.6
22.0
56.2
34.3
80.7
34.0
20.7
8.1
128.2
56.5
45.7
4.8
269.0
76.5
Continental/USA
Hawaii
Europe
Southeast Asia
Oceania
Guam/Saipan
Korea
China

1. Q1 Account Settlement for FY2004

Results of International Passenger

JAL



y.o.y.(%)
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Revenue
RPK
Yield
ASK
59.9
53.4
23.7
4.2
Effect on FOREX (1.0%)
Revenue 150.0 billion yen
(y.o.y. +56.2 billion yen)

Result of Domestic Passenger

L/F FY04 59.7% FY03 61.4%



y.o.y. (%)
15.0
10.0
5.0
0.0
-5.0
Revenue RPK Yield ASK
2.9
-5.0
8.4
-2.3

Revenue 150.0 billion yen
(y.o.y.+4.2billion yen)

Individual PAX Ratio (Apr-Jun)

64.7% y.o.y +1. 0



Transition of Individual PAX Ratio
67
66
65
64
63
62
61
60
59
FY04
FY03
Apr
May
Jun

Results of International Cargo

Revenue 40.4 billion yen
(y.o.y. +4.7 billion yen)



y.o.y.(%)
Revenue RCTK Yield
15.0
12.0
9.0
6.0
3.0
0.0
13.4
13.2
Effect on FOREX ▲2.4%
0.3

International Cargo Tonnage by Route to and from Japan (y.o.y. %)



y.o.y.(%)
20
15
10
5
0
18
12
17
Pacific
Europe
Southeast Asia & Others

1. Q1 Account Settlement for FY2004

Outline of the Breakdown of Operating Costs
(Air Transportation Segment)

JAL

Billions yen

	FY03 *1	FY04	Difference	y.o.y (%)
Fuel	59.3	65.4	+6.1	110%
Airport Facilities	31.3	33.4	+2.1	107%
Maintenance	29.6	29.1	▲ 0.6	98%
Passenger Services etc	9.7	12.3	+2.6	127%
Commissions	23.6	31.6	+8.0	134%
Aircraft Depreciation	19.0	19.6	+0.7	104%
Aircraft Leases	23.1	24.7	+1.6	107%
Personnel	83.4	83.6	+0.2	100%
Others & Consolidated Adjustments	107.8	115.7	+7.8	107%
Total	386.8	415.3	+28.5	107%

*1 Partially changed the material's data of Account Settelement for FY2003/Q1 on Aug/04/2003.

1. Q1 Account Settlement for FY2004

Fuel & FOREX (Air Transportation Segment)

JAL

◆**Fuel** (Average of Apr-Jun)

Averaged Fuel Price (Singapore Kerosene)
FY04 $41/bbl
(FY03 $30.5/bbl)

Hedge Ratio of FY04
About 40%
(Budget of FY04 $34/bbl)

◆**FOREX**

	FY03/1Q	FY04/1Q
USD	¥119.0	¥110.0
EUR	¥131.3	¥132.6

billions yen

Operating Revenue	▲ 2.8
Operating Costs	▲ 7.6
Operating Income	+4.8

Part II

Measures for the Rest of the Term

Demand Trend for Q1

- ➢ ***Passenger Segment : Slightly less than forecast***
- ➢ ***Cargo Segment : better than forecast***

Results vs. Forecast for Q1 by business segment



220%
180%
140%
100%
60%
176%
182%
Results
Forecast
94%
101%
116%
106%
International Passenger (No. of Passengers)
Domestic Passenger (No. of Passengers)
International Cargo (Weight Tonnage)

Revenue Increase Measures (Domestic Passenger)

Sales for Individual Passenger
- 1.Special campaign to promote FFP (8/30-10/31)
- 2.Airfare for the I.H.
  - ①"Bargain Fair"
  - ②"Birthday Discount"
  - ③"e-ticketless Discount" (from Dec.)
- 3.Careful matching of Airfares in response to Demand Fluctuation

Sales for Group Passenger
- 1. Campaign targeting by destination
- 2. Beef-up of sales of Group Tour Products

Sales Promotion
- 1.Promotion of "class-J"
- 2.Summer vacation campaign to spur demand targeting families

Others
- Promotion of Revenue Management

Revenue Increase Measures (International Passenger)

Demand Boosting in Japanese Business Market
- 1.Power China・Bonus Mileage Campaign
- 2.Introduction of B777-300ER, Start of CBB* (from December)

Demand Boosting in Japanese Market
- 1.Expansion of lineup of Tour Products
- 2.Focusing on Asia routes
- 3.New Airfare for students (Youth "GOKU" 28)

Sales Promotion in Foreign Market
- 1.On China routes (contract with companies, sales through Web)
- 2."Visit Japan" -related Products

Others
- 1.Enhancement of Reservation Management
- 2.Increase of Charter Flights on high-demand routes

*Connexion by Boeing = inflight internet services

Rising Fuel Price

JAL

➢ *Fuel Price remains high.*

Assumptions for FY2004
$34/bbl


Singapore Kerosene ($/bbl.)
2003/Q1
2004/Q1
$50.0
$42.0
$34.0
$26.0
April
May
June

Measures to cope with soaring Fuel Price

JAL

Impact of Fuel Price Hike on Profits
⇒assumed more than ¥30 bln*

<Additional remedial Measures>

e.g.

- **Revision of Airfare in IP & Raise of Fuel Surcharge in IC** ⇒ ¥9bln
- **Cost Reduction Measures** ⇒ ¥17bln
- **Revision of Flight & Route Plan in LH for FY2004** ⇒ ¥4bln

Total ¥30 bln

*($44/bbl (Market) − $34/bbl (Budget)) × ¥5bln (sensitivity) × 60% (non-hedged ratio)

JAL

APPENDIX

APPENDIX

Demand & Supply of International Passengers by Route (vs.FY02)

JAL

FY04/FY02


FY04/FY02 Difference (%)
L/F FY04 66.0 % FY02 71.2%
RPK ASK
ASK: Available Seat-km
RPK:Revenue Passenger-km
60.0
40.0
20.0
0.0
-20.0
-2.3 1.4 Continental/USA
-2.4 ▲14.9 Hawaii
-10.9 4.0 Europe
-12.3 ▲0.2 Southeast Asia
-8.5 11.4 Oceania
12.6 8.3 Guam/Saipan
-9.0 ▲10.1 Korea
11.7 50.2 China

APPENDIX

Results of International Passenger


FY04/FY02 Difference(%)
Revenue
RPK
Yield
ASK
FY04/FY02
20.0
10.0
0.0
-10.0
International Passenger Revenue
150 Billion yen
(FY04/FY02 ▲4.8Billion yen)
3.3
1.3
-3.1
-6.2
ASK: Available Seat-km
RPK:Revenue Passenger-km

APPENDIX

Consolidated Traffic Statistics (FY04/FY03)

		FY04 (4-6)	FY03 (4-6)	YR/YR
IP	Revenue Passengers (persons)	3, 337, 752	1, 901, 799	175. 5%
	RPK (thuosands)	16, 024, 965	10, 443, 939	153. 4%
	ASK (thousands)	24, 290, 190	19, 636, 290	123. 7%
	Passenger-load factor (%)	66. 0%	53. 2%	12. 8
	RCTK (thousands)	1, 146, 051	1, 012, 830	113. 2%
	Mail ton-kilometers (thousands)	34, 015	37, 996	89. 5%
	Revenue ton-kilometers (thousand	2, 671, 699	2, 023, 709	132. 0%
	Available ton-kilometers (thousan	4, 050, 834	3, 448, 758	117. 5%
	Revenue weight-load factor (%)	66. 0%	58. 7%	7. 3
DP	Revenue Passengers (persons)	10, 530, 669	11, 184, 355	94. 2%
	RPK (thuosands)	7, 797, 341	8, 210, 956	95. 0%
	ASK (thousands)	13, 058, 600	13, 362, 458	97. 7%
	Passenger-load factor (%)	59. 7%	61. 4%	△ 1. 7
	RCTK (thousands)	94, 889	84, 842	111. 8%
	Mail ton-kilometers (thousands)	16, 566	15, 872	104. 4%
	Revenue ton-kilometers (thousand	695, 901	716, 281	97. 2%
	Available ton-kilometers (thousan	1, 543, 124	1, 567, 034	98. 5%
	Revenue weight-load factor (%)	45. 1%	45. 7%	△ 0. 6
TTL	Revenue Passengers (persons)	13, 868, 421	13, 086, 154	106. 0%
	RPK (thuosands)	23, 822, 306	18, 654, 896	127. 7%
	ASK (thousands)	37, 348, 790	32, 998, 748	113. 2%
	Passenger-load factor (%)	63. 8%	56. 5%	7. 3
	RCTK (thousands)	1, 240, 940	1, 097, 672	113. 1%
	Mail ton-kilometers (thousands)	50, 581	53, 868	93. 9%
	Revenue ton-kilometers (thousand	3, 367, 600	2, 739, 991	122. 9%
	Available ton-kilometers (thousan	5, 593, 958	5, 015, 792	111. 5%
	Revenue weight-load factor (%)	60. 2%	54. 6%	5. 6

(Note)

①IP:JALI+JAA+JAZ
DP:JALI+JALJ+JTA+JEX+JAC+HAC+J-AIR

②Numbers: cut off decimals
%: Rounded up to the first decimals

<Notice>

JAL

<Contact Address>

Japan Airlines Corporation, IR Desk TEL: (03)5769-6097 FAX: (03)5769-6492

Office Hour: Weekday: 9:30-12:00, 13:00-17:00

Address: JAL Bldg. 2-4-11, Higashi-Shinagawa Shinagawa-ku, Tokyo 140-8605

(N.B.)

Please refer to the Financial Information ("Gyoseki no Gaikyo") for the precise figures on the account settlement. Any statements in this document, other than those of historical facts, are forward-looking statements about future performance, which are based on management's assumptions and beliefs in light of information currently available, and involve risks and uncertainties. Actual results may differ materially from these forecasts. This document is published as supplemental materials for the Briefing on JAL Group's Financial Statements for Q1 in FY2004. The copyright of this document belongs Japan Airlines System Corporation.

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